Exhibit 99-1.5(ii)

                     DISABILITY BENEFIT RIDER

This Extra Benefit Rider is attached to and made a part of this Policy. It provides for credit of the Benefit Amount in the event of Total Disability of the Insured. We will credit the Benefit Amount subject to the provisions of this Rider and this Policy.

Definitions

Basic Monthly Premium
The Basic Monthly Premium is the amount of premium to assure that the Policy remains in force for a period of at least 5 Policy
Years beginning on the Issue Date or the Issue Date of an Increase or until the younger Insured's Attained Age 80.

Insured
As stated in the Policy Specifications, the Insured is the individual who has coverage as provided by this Rider.

Total Disability, Disabled
Total Disability is the inability due to sickness or injury to perform the substantial and material duties of any Occupation for remuneration or profit.

Occupation
For the first full  24 months of Total Disability,  Occupation is
the Insured's occupation when Total Disability starts.   After 24
months, Occupation means any occupation for which the Insured is reasonably suited by education, training or experience.

Benefit
We will credit the Benefit Amount for this Policy on each Monthly Deduction Day which occurs during the Total Disability of the Insured. Subject to the conditions of this Rider, this Benefit will apply retroactively to premium due dates since the start of the Total Disability.

If the two persons on whose lives the Policy is issued each file a claim subject to the conditions of this Rider, only one Benefit will be paid. The Benefit Amount will be the greater of:

(1)  the Basic Monthly Premium; or

(2)  the Monthly Deduction for  that day for this Policy  and all
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     Extra Benefit Riders, if any, except this one.

Conditions
The following conditions apply:
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1.   the Total Disability  of the Insured  must start while  this
     Rider is in force and before the Insured is Attained Age 60;

2.   the Total Disability  must be  continuous for  at least  180 days;

3.   We must receive Notice and Proof as described in this Rider;

4. Premiums due more than 12 months before We receive Proof of Total Disability will not be credited unless Proof could not have reasonably been given sooner;

5.   The Specified Amount  of this  Policy may  not be  increased
     during   the   Insured's   Total   Disability,   except   as
     specifically provided for under any Extra Benefit Rider attached to this policy.

Notice and Proof of Disability
We will require written Notice and Proof of the total Disability.
Notice and satisfactory Proof of the Total Disability of the Insured must be given to Us within 12 months of the commencement of the Insured's Total Disability.

Failure to provide Notice and Proof will not reduce the claim for this Rider's Benefit if it is shown that Notice of Proof was provided as soon as reasonably possible.

After a claim is approved and the Benefit is exercised, We may require further Proof at reasonable intervals. As part of the Proof, we may require that doctors of Our choice examine the Insured at Our expense. If the required Proof is not given or if the Insured recovers, no further Benefit Amount will be credited.

Other Provisions
Excluded Disabilities
This Rider does not provide its Benefit for Total Disability which results from:
1. military (land, sea, or air) service by the Insured in time of war, declared or undeclared;
2.   injury that is intentionally self-inflicted.

Reinstatement
If the Insured is Totally Disabled on the date this Policy terminates because of insufficient value, We will reinstate this Policy if:
1. the requirements of the Notice and Proof section of this Rider are met; and
2. the right to exercise this Rider's Benefit would otherwise have been granted.

Incontestability


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We  cannot contest this Rider, except for failure to pay required premiums, after it has been in force during the lifetime of the Insured for a period of two years from its Date of Issue with no Total Disability having occurred.

Rider Premium
The Rider Premium is shown in the Policy Specifications and will be calculated independently of the Policy's premium option.

Monthly Rider Cost
The Monthly rider  Cost for this Rider is equal  to the result of
(a) multiplied by (b) where:
(a)  is the Rider Rate, as determined by the table below; and
(b)  is the Monthly Premium for this Rider's Premium Option.

The monthly deduction for this Policy will be increased by the cost for this Rider.

There is no cost for this Rider on any Monthly Deduction Day for which benefits are due under this Rider.

























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

                                      Rider Rate

Issue Age      Rate      Issue Age      Rate      Issue Age Rate
Under 33       .02        48-49         .06         55-57   .10
 33-39         .03        50-52         .07         58-59   .11
 40-43         .04         53           .08
 44-47         .05         54           .09


Policy Loans
This Rider's Benefit does not include the payment of loan interest due during the period of Total Disability.

Termination
This Rider will terminate on the first of the following events to occur:

1. on the Policy Anniversary that the Insured becomes Attained Age 60, unless the Benefit Amount is currently being waived according to the terms of this Rider. After Attained Age 60 this Rider's Premium will no longer be due;
2.   on the date this Policy ends;
3. on the next premium due date after We receive Your Written Request to terminate this Rider.

Termination  of this Rider will  not prejudice a  claim for Total
Disability which exists at that time.

This Rider has no cash value.

This Rider is attached to and made a part of this Policy.   It is
signed for Aetna on its Date of Issue.


               Aetna Life Insurance and Annuity Company


               Secretary










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